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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

COMMISSION FILE NUMBER 0-31913

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form N-SAR
For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable.

PART I
REGISTRANT INFORMATION

Full name of registrant:	Aerogen, Inc.
Address of principal executive office:	2071 Stierlin Court
City, state and zip code:	Mountain View, California 94043

PART II
RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

          The Registrant is unable to file its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003 (the "Form 10-K") due to the fact that its limited resources and personnel have been fully deployed on matters related to the recently announced equity financing, described in the Registrant's Current Report filed on Form 8-K on March 26, 2004. The Registrant and its auditors require additional time to prepare and review the Form 10-K, which the Registrant intends to file on or before April 14, 2004.

PART IV
OTHER INFORMATION

        (1)   Name and telephone number of person to contact in regard to this notification

Robert S. Breuil	650	864-7300
(Name)	(Area code)	(Telephone Number)

        (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

        (3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AEROGEN, INC.
(Name of registrant as specified in charter)

        Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 29, 2004	By:	/s/ ROBERT S. BREUIL Robert S. Breuil, Chief Financial Officer

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NOTIFICATION OF LATE FILING
PART I REGISTRANT INFORMATION
PART II RULE 12b-25(b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION
AEROGEN, INC. (Name of registrant as specified in charter)